September 4, 2019

Gianfranco Bentivoglio
Chief Executive Officer and President
EPHS Holdings, Inc.
5490 Notre Dame Est, Montreal
Quebec, Canada H1N 2C4

       Re: EPHS Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed August 22, 2019
           File No. 333-232913

Dear Mr. Bentivoglio:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2019 letter.

Amended Form S-4 Filed August 22, 2019

Management's Discussion and Analysis, page 68

1.     Please revise to provide disclosure for the two-year period required in
Article 8 of
       Regulation S-X. Refer to Instruction 1 to Item 303(a) of Regulation S-K. Gianfranco Bentivoglio
EPHS Holdings, Inc.
September 4, 2019
Page 2

       Please contact Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameGianfranco Bentivoglio                Sincerely,
Comapany NameEPHS Holdings, Inc.
                                                        Division of Corporation
Finance
September 4, 2019 Page 2                                Office of
Transportation and Leisure
FirstName LastName